

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2023

Shibasish Sarkar
Chief Executive Officer
International Media Acquisition Corp.
1604 US Highway 130
North Brunswick, NJ 08902

  Re: International Media Acquisition Corp.
    Preliminary Proxy Statement on Schedule 14A
    Filed December 6, 2023
    File No. 001-40687

Dear Shibasish Sarkar:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Giovanni Caruso